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                                                                    Exhibit 99.2





          INTRODUCTION
          [Henning Kagermann]

          Hello everyone. Thank you for joining us to discuss our fourth quarter and 2000 year end results. 2000 was a very exciting year for SAP, and we ended it by turning in our most successful sales quarter ever. With me here in Frankfurt are Hasso Plattner; Dieter Matheis, our CFO; and Werner Brandt, our newly appointed CFO. In the US are Wolfgang Kemna, Chris Larsen and Ed Lyons, our new SAP Americas CFO. Before we begin the call, Gundolf Moritz, our head of investor relations will make a few remarks about forward-looking statements. I will then go through the numbers. Then Hasso and I will talk a bit about some of the operational and product developments in 2000 and the areas in which we expect continued improvement moving forward

          [Gundolf Moritz]

          This is Gundolf Moritz and I will now go through our safe harbor statement.

          Any statements made on this call that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will,"


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          "expect," and "project" and similar expressions as they relate to the
          Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

          Now I turn it over to Henning Kagermann

          [Henning Kagermann]

          QUARTERLY REVENUE AND PROFITS

          Let's begin with our fourth quarter.

          Our sales for the fourth quarter of 2000 were up 31% over the fourth quarter of last year to euro 2.164 billion. Operating profit before charges for STAR was up 51% to euro 659 million. Net income was euro 366 million, up 16% over last year's fourth quarter. EPS was euro 1.16, up 15% from last year.


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          Revenue in Europe grew by 42% and Asia/Pacific increased 38%, Europe to euro 1.136 billion and APA to euro 231 million. In the Americas, revenue was euro 797 million, 17% more than the fourth quarter of 1999. I'll talk in a moment about the US market in particular.

          Additionally, currency had a positive effect on overall results over the fourth quarter. In the US, currency had an impact of 18%, though for the entire group the figure was 8%.

          Looking at product revenues for the quarter, total product sales increased 35% to euro 1.524 billion. License revenues, comprised of mySAP.com sales as well as component-based sales, grew 30% to euro
          1.056 billion. mySAP.com sales comprised 63% of total fourth quarter license sales, which was a higher portion than we've ever seen. Training revenue was up 25% to euro 111 million, while consulting grew by 27% to euro 517 million.

          YEAR END REVENUES AND PROFITS

          I'll turn now to our year-end figures.

          Our sales for fiscal year 2000 were up 23% over last year to euro
          6.266 billion. Operating profit before charges for STAR was up 32% to euro 1.235 billion. Net income was euro 626 million, up 4% over last year. EPS grew to euro 2.00, a 4% improvement from last year.

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          For the year, total product sales increased 33% to euro 4.129 billion.
          License revenues grew 27% to euro 2.459 billion. mySAP.com sales comprised 53% of license sales, which surpassed our own target for the year. Training revenue was up 2% to euro 401 million, while consulting grew by 6% to euro 1.646 billion.

          Costs grew by 21% this year. That put the operating profit margin before STAR at about 20%. On December 31, we had about 24,178 employees.

          OPERATIONAL COMMENTS

          Obviously these are very strong results -- and this is even more apparent when compared to a powerful fourth quarter last year.

          But the numbers aren't the only development that show SAP's depth and competitiveness.

          SAP is a much stronger company at the start of 2001 than it was at the start of 2000. We have the products and services we need to win customers, and to make those customers even more successful. Our organization has been transformed, and it is energized like never before. We are really at the leading edge of complete e-business solutions.

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          Our marketing and sales efforts are sharper than they have ever been.
          Over the past year we've won significant accounts in all parts of the world. Wins for the fourth quarter included McCormick & Co; NASA; Warner Brothers in the Americas; Hilti, Heineken; Phillips Lighting; Electricidade de Portugal in euro pe; and Kowloon Canton Railway; Asia Pulp and Paper; ASP Network in Asia. Our win-rate is improving and we anticipate this success will continue as the benefits of mySAP.com are experienced by our corporate customers we have today.

          Throughout our organization we have strengthened key management with several appointments. The Group's new CFO, Werner Brandt, has significant experience in global finance, and is an excellent addition to our leadership team. In the US, our CEO Wolfgang Kemna will be joined by our new Americas CFO, Edward Lyons.

          To provide additional focus on our key strategic areas, we have appointed Carol Burch and Bob Betts to head our global mySAP CRM and mySAP SCM initiatives, respectively. In addition, Chris Larsen will now report directly to me, and take on new global responsibilities within the SAP Group. At the same time we have decided to merge the responsibilities of the office of President of SAP America into the office and responsibilities of SAP America CEO Wolfgang Kemna. We've also strengthened the SAP Americas management team with the addition of Richard Stewart, with 25-plus years of experience, to lead the Americas Professional Services Organization.

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          Our strong sales performance over the year is a direct result of the strength of mySAP.com; it is the broadest and most flexible solution for businesses. Our e-business software sales topped euro 1.3 billion over FY2000, of which 51% were achieved in the 4th quarter alone. Compared to the fourth quarter 1999, we grew mySAP.com sales by 412% in the fourth quarter 2000.

          And if we look at our market going forward we think that the trend among customers is toward e-business solutions -- like those offered by mySAP.com, mySAP CRM, mySAP SCM that solve broad business challenges in a comprehensive fashion. I should point out that commencing in the report for the first quarter of 2001, we will begin giving additional details for mySAP CRM, mySAP SCM, etc.

          Looking at the regions, you see we did well in all of them in the fourth quarter. Asia was paced by Japan and Korea where new management teams performed very well; and in Europe strong demand continued for e-business solutions. A particular highlight in Europe was our UK business which really did well. The Americas numbers are not indicative of how well the US is doing -- sales in the US grew by 23%. The acceleration of performance in the US was remarkable quarter to quarter -- from down 2% in the first quarter we had 23% sales growth in the fourth quarter. In local currency, US software sales grew by 13% in FY 2000. We are happy with the progress we've made in a very short time. Retention is up, and our salesforce is regrouped and


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          motivated. And our service has stabilized. Latin America is not where we'd like it to be, but we are acting fast to improve focus and execution.

          Our costs grew more slowly over the course of 2000 and hence our margins also improved. Operating margin before STAR was up from 18% a year ago to 20% in 2000. We spent a lot of money getting our people "internet ready" and this paid off even faster than we had expected in the 2000 results. Marketing costs - which rose almost 100% in the fourth quarter - will be high in 2001 - we want to continue to support our product improvements with strong market presence. However, we are going to get even more efficient as the whole of our sales and marketing staff operates at full capacity with customers and prospects.


          Looking forward into 2001, we have a good push into the first quarter; there are deals we didn't close in the fourth quarter and the pipeline is strong. In the first half of 2001 we are looking to slightly exceed the revenue growth rate we achieved in fiscal year 2000. Farther out, we are extending our timeframe for doubling 1998 revenues, not by the 12 quarters we thought it would take but more likely after 13 quarters through the first quarter of 2002. On the operating margin before STAR, we think that we can improve on the margin we achieved in FY 2000 by about the same amount in the first half 2001, as we aim to grow product sales faster than service revenues.


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          And that is where SAP is going to be in 2001. In front of customers with the most complete set of e-business solutions and with the industry and software skills nobody can match. Our broad base of offerings, our installed base, and our commitment are key selling points when companies are deciding where to spend IT money.